S 19007776 N

E-6

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

SEC FILE NUMBER
8-40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150
(No. and Street)

San Diego (City) CA (State) 92025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp (858) 207-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Martin McNees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELICA TACHIQUIN
Commission # 2128145
Notary Public - California
San Diego County
My Comm. Expires Sep 26, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON AVENUE SECURITIES, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

DECEMBER 31, 2018

PKF

MADISON AVENUE SECURITIES, LLC

TABLE OF CONTENTS

PKF

Accountants and business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Avenue Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Madison Avenue Securities, LLC as of December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Madison Avenue Securities, LLC as of December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on Madison Avenue Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Madison Avenue Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PKF, LLP

PKF, LLP

We have served as Madison Avenue Securities, LLC's auditor since 2008.

San Diego, California
February 28, 2019

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,343,088	$ 1,246,839
Security positions, market value	4,649	31,779
Commissions receivable	277,886	326,270
Registered representative receivables, net	133,454	158,743
Insurance claim receivable	-	489,560
Prepaid expenses	163,914	131,666
Related party and other receivable	84,522	57,719
Total current assets	3,007,513	2,442,576
Property and equipment, net	5,031	7,433
Deposits with clearing organization	100,000	100,000
Goodwill	-	580,190
Total assets	$ 3,112,544	$ 3,130,199
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 328,431	$ 136,694
Accrued liabilities	57,796	28,000
Accrued liabilities - Arbitration Award	-	913,177
Commissions payable	705,012	773,676
Employment liabilities	214,472	249,395
Note payable	-	35,440
Related party payable	25,458	19,803
Other liabilities	56,760	65,279
Total liabilities	1,387,929	2,221,464
COMMITMENTS AND CONTINGENCIES (Note 8)		
MEMBERS' EQUITY		
Members' equity	1,724,615	908,735
Total members' equity	1,724,615	908,735
Total liabilities and members' equity	$ 3,112,544	$ 3,130,199

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, LLC ("Company"), a California Limited Liability Company, is dually registered as a Broker Dealer and a Registered Investment Advisor Firm. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company will continue as a limited liability company ("LLC") until the managing member decides the advantages of the limited liability company structure no longer exist.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a fully disclosed clearing relationship with Pershing, LLC.

The Company is registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements. Actual results could differ from those estimates.

Going Concern

In 2018 and 2017, the Company incurred significant losses due partially to a shift in the Company's business model from transactional business to a more balanced model of fee-based advisory coupled with transactional business. Losses were further impacted due to client settlements, arbitration awards, associated legal fees, and the impairment of goodwill from the 2016 purchase of the Company originally recorded using push down accounting. The Company has experienced positive revenue growth due to an increase in the number of producing registered representatives licensed with the Company and the assets under management actively managed by those representatives. The Company intends to continue to hire additional representatives in an effort to further increase profitability. The Company continues to have the support of KT Equity Partners II, LLC ("Parent") to maintain its regulatory requirements.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2018 and 2017 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2018 and 2017, commission receivables were $277,886 and $326,270, respectively. As of December 31, 2018 and 2017, receivables from registered representatives were $133,454 and $158,743, respectively, net of an allowance for uncollectible accounts of $0 and $0, respectively. The Company monitors losses on a regular basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience and individual circumstances of each case as needed.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company's note payable approximates their fair values.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its bank accounts at one financial institution located in California. Funds are insured to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2018, the Company had accounts with uninsured cash balances of approximately $2,102,000. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December 31, 2018, the Company had no uninsured cash balances at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Income Taxes

As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 California minimum state franchise tax and a fixed fee based on revenues. The Company is subject to franchise taxes required in any of the various states in which it operates. Members of the LLC are liable for individual federal and state income taxes on the Company's taxable income.

Goodwill

Goodwill is accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. Under FASB ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. In December 2016 the Company was acquired by Parent resulting in an increase of goodwill of $1,374,244. Management has evaluated the carrying value of the goodwill and determined there are indicators of impairment at December 31, 2018 and 2017. Based on management's assessment, as of December 31, 2018 and 2017, the goodwill was $0 and $580,190, respectively.

Goodwill as of December 31, is as follows:

	2018	2017
Goodwill acquired	$ 1,438,244	$ 1,438,244
Impairment	(1,438,244)	(858,054)
Goodwill	$ -	$ 580,190

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). When effective, the ASU will supersede FASB ASC 840, Leases, and add Topic 842, Leases, to the FASB ASC. The core principle of the proposed requirements is that an entity should recognize assets and liabilities arising from a lease. This represents an improvement over existing lease requirements, which do not require lease assets and lease liabilities to be recognized by many lessees. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is evaluating its contractual arrangements to identify the effects of ASC Topic 842.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards (continued)

In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 is intended to address how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendment is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company early adopted ASU 2016-15 at the beginning of fiscal year 2017, but there was no impact on the financial statements.

Subsequent Events

In January 2019, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $43,187, which include interest at a rate of 5.10%. The balance is due in November 2019.

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 28, 2019.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2018	2017
Furniture and fixtures	$ 14,658	$ 14,658
Equipment	8,928	35,314
Computer equipment	5,331	76,699
Leasehold improvements	50,098	50,098
	79,015	200,606
Less: accumulated depreciation and amortization	(73,984)	(169,336)
Property and equipment, net	$ 5,031	$ 7,433

NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commission expense due to registered representatives and clearing organizations. As of December 31, 2018 and 2017, $705,012 and $773,676, respectively, were payable to registered representatives and clearing organizations.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2018 and 2017, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $214,472 and $249,395, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC ("AMS"), a former parent and affiliated company, instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations.

The Company, now a participating employer in the Plan, reinstated the matching of employees' contributions in 2015.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness ($92,529 and $148,098 at December 31, 2018 and 2017, respectively), whichever is higher.

At December 31, 2018 and 2017, the Company had net capital of $1,289,448 and negative net capital of $600,781, respectively, which was $1,196,919 in excess and $748,879 deficient, respectively, of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 1.08 to 1 and -3.7 to 1, respectively.

An arbitration award received January 5, 2018 was accrued on December 31, 2017 creating a net capital deficiency. The deficiency was cleared on January 5, 2018 when a capital contribution was received. If the size and timing of the award had been more accurately anticipated, the Parent would have contributed capital in a timeframe to avoid the deficiency. No client accounts were affected by this deficiency.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

<u>Operating Lease</u>

In January 2018, the Company entered into a sublease agreement with Asset Marketing and Insurance Systems LLC, ("Affiliate") to lease office space in San Diego, California. The Company negotiated its 2019 lease at the current San Diego property with expected rental payments in 2019 to be $141,766.

<u>Legal and Regulatory Matters</u>

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings in general are initiated by a customer or client and may involve the purchase or sale of investment securities. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters as of the year ended December 31, 2018.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued)

In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

On January 5, 2018, an arbitration award was handed down against the Company and a former representative. The award granted a total of approximately $913,000 in which the Company was named. The Company and the former representative were indemnified for amounts included in the Company's named portion of the award. On February 5, 2018, the Company's named amount was paid, a substantial portion of the award was covered by the insurance carrier, approximating $489,000. The remaining amount of approximately $424,000 was paid by the Company.

NOTE 9 – RELATED PARTY TRANSACTIONS

In 2018 and 2017, the Parent made additional capital contributions of $2,000,000 and $950,000, respectively. The Company shared some expenses with an affiliated company. As of December 31, 2018 and 2017, the receivable balance from the Affiliate was $8,769 and $16,092, respectively and the payable balance was $25,458 and $19,803, respectively.